Exhibit 8.1

PRESS RELEASE

Aultra Gold Announces Merger Actions
Monday October 6, 8:00

JACKSONVILLE, OR--Oct 6, 2008 -- Aultra Gold Inc. (OTC BB:AGDI.OB - News) announced today that it has entered into a Memorandum of Understanding to merge with Dutch Gold Resources, Inc. (Other OTC:DGRI.PK - News), a gold producer with a mine in Oregon.

Said Rauno Perttu, President of Aultra Gold, "We are excited with this merger, which will join us with the Dutch mining team and their Oregon mine and mill. We are particularly excited that the merger will provide the new Company with the impressive skills and experience of Mr. Dan Hollis. Mr. Hollis brings thirty years of corporate finance and management experience. He is a veteran entrepreneur with a background in venture capital and private and public company funding. He has served as an officer and adviser to numerous private and public growth companies and has served as Registered Principal of Investacorp, Inc., a NASD broker-dealer, where he had supervisory responsibilities for the State of Georgia. He is a member of the National Association of Investment Bankers.

We are also excited by Dutch Gold's support from Kingsdale Capital, which has an exceptional record of successful support for new growing resource companies. With the addition of Mr. Hollis's and Dutch's management and financial skills, we believe that there are going to be exceptional opportunities in the near term to quickly develop our advanced Basin Gulch property and our promising exploration target at Jungo. We will also endeavor to take advantage of the current business climate to quickly acquire new advanced gold project opportunities in a program to quickly grow the new company. This transaction should be very positive for the shareholders of both companies."

Mr. Hollis noted, "This combination meets the three main strategic initiatives for Dutch Mining: attract highly experienced industry executives to build out our core management team; begin to develop a portfolio of projects that that can either be rapidly developed to production or have significant potential, in industry-friendly states, and to provide leverage opportunities to our existing resources. Mr. Perttu also brings extensive experience in the specific geology of Oregon, and will act as the Senior Geologist for the Company regarding all of its properties.

Final terms and conditions are subject to due diligence and approval by the Boards of Directors of each company. The final Share Exchange Agreement will be drawn upon completion of due diligence and regulatory approvals as required. Closing is anticipated by the year end of 2008.

Certain statements in this release, and other written or oral statements made by the company, including the use of the words "expect," "anticipate," "estimate," "project," "forecast," "outlook," "target," "objective," "plan," "goal," "pursue," "on track," and similar expressions, are "forward-looking statements" and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements of the company to be different from those expressed or implied. The company assumes no obligation and does not intend to update these forward-looking statements.

Contact:
     Contact Information:
     Aultra Gold Inc.
     120 North Fifth Street
     Jacksonville, Oregon 97530
     Telephone (541) 702-2094
     Fax (541) 899-8124